U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

Investment Company Act File Number 811-21297

Pebblebrook Fund Inc

(Exact Name of Registrant as Specified in Charter)

13047 Pebblebrook Drive

Houston, Texas 77079

(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code:

(713) 463-9019

Bill Cross, President

13047 Pebblebrook Drive

Houston, Texas 77079

(Name and Address of Agent for Service)

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[x] Liquidation

[ ] Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Pebblebrook Fund, Inc.

3. Securities and Exchange Commission File No.: 811-21297

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application

[x] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Pebblebrook Fund, Inc.

13047 Pebblebrook Drive

Houston, Texas 77079

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bill Cross

13047 Pebblebrook Drive

Houston, Texas 77079

713-463-9019

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR

270.31a-1, .31a-2]:

Bill Cross

13047 Pebblebrook Drive

Houston, Texas 77079

713-463-9019

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[x] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[x] Open-end

[ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Texas

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Bill Cross

Cross Investment Management, LLC

13047 Pebblebrook Drive

Houston, Texas 77079

713-463-9019

12. Provide the name and address of each principal underwriter of the fund during the last five years,

even if the fund’s contracts with those underwriters have been terminated:

Pebblebrook Fund, Inc.

c/o Bill Cross

13047 Pebblebrook Drive

Houston, Texas 77079

713-463-9019

Mutual Shareholder Services, LLC

8000 Town Centre Drive

Suite 400

Broadview Heights, Ohio 44147

13. If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): Not applicable

(b) Trustee’s name(s) and address(es): Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [x] No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [ ] No

If Yes, state the date on which the board vote took place: June 13, 2006

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: June 13, 2006

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or

Liquidation?

[x] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: June 15, 2006

(b) Were the distributions made on the basis of net assets?

[x] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[x] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For

Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable

(e) Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes [x] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not applicable

17. Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [x] No

If yes, describe the method of calculating payments to senior security holders and distributions to

Other shareholders: Not applicable

18. Has the fund distributed all of its assets to the fund’s shareholders?

[x] Yes [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed? Not applicable

(b) Describe the relationship of each remaining shareholder to the fund: Not applicable

19. Are there any shareholders who have not yet received distributions in complete liquidation of their

Interests?

[ ] Yes [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of,

those shareholders: Not applicable

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes [x] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not applicable

(b) Why has the fund retained the remaining assets? Not applicable

(c) Will the remaining assets be invested in securities? Not applicable

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [x] No

If Yes,

(a) Describe the type and amount of each debt or other liability: Not applicable

(b) How does the fund intend to pay these outstanding debts or other liabilities? Not applicable

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: None

(ii) Accounting expenses: None

(iii) Other expenses (list and identify separately): None

(iv) Total expenses (sum of lines (i)-(iii) above): None

(b)  How were those expenses allocated? Not applicable

(c) Who paid those expenses? Not applicable

(d) How did the fund pay for unamortized expenses (if any)? Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [x] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not applicable

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [x] No

If Yes, describe the nature and extent of those activities: Not applicable

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: Not applicable

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-______ Not applicable

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not applicable

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F  application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pebblebrook Fund, Inc.,

(ii) he or she is the President of Pebblebrook Fund, Inc. and (iii) all actions by  shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

(Signature)

(x) Bill Cross

Bill Cross October 19, 2006